Exhibit 21

Subsidiaries of Time Warner Cable Inc.

Time Warner Cable Inc. maintains approximately 90 subsidiaries. Set forth below are the names of certain controlled subsidiaries, at least 50% owned, directly or indirectly, of Time Warner Cable Inc. as of December 31, 2014, that own and operate cable television systems and/or provide VoIP or internet services. The names of various consolidated wholly owned subsidiaries that carry on the same line of business as Time Warner Cable Inc. have been omitted. None of the omitted subsidiaries, considered either alone or together with the other subsidiaries of its immediate parent, constitutes a significant subsidiary.

Name	State of Other Jurisdiction of Incorporation

Time Warner Cable Inc.	Delaware
Columbus Circle Indemnity Inc.	New York
Insight Communications Company, Inc.	Delaware
Insight Communications Midwest, LLC	Delaware
Insight Communications of Central Ohio, LLC	Delaware
Insight Kentucky Partners II, L.P.	Delaware
NaviSite, Inc.	Delaware
Time Warner Cable Enterprises LLC	Delaware
DukeNet Communications Holdings, LLC	Delaware
DukeNet Communications, LLC	Delaware
Oceanic Time Warner Cable LLC	Delaware
Time Warner Cable Business LLC	Delaware
Time Warner Cable Internet LLC	Delaware
Time Warner Cable Midwest LLC	Delaware
Time Warner Cable New York City LLC	Delaware
Time Warner Cable Northeast LLC	Delaware
Time Warner Cable Pacific West LLC	Delaware
Time Warner Cable Southeast LLC	Delaware
Time Warner Cable Texas LLC	Delaware
TWC Digital Phone LLC	Delaware
TWC Communications, LLC	Delaware
Time Warner Entertainment – Advance/Newhouse Partnership	New York (1)

(1) Advance/Newhouse Partnership holds a minority general partnership interest representing 100% economic interest only in cable systems held by a subsidiary of Time Warner Entertainment-Advance/Newhouse Partnership